Exhibit 99.6

PRESS RELEASE

TotalEnergies takes action to give access to clean cooking to
100 million people in Africa and India

Paris, 14 May 2024 – At the Clean Cooking Summit organized by the International Energy Agency (IEA), TotalEnergies announced its ambition of giving 100 million people in Africa and India access to clean cooking by 2030. TotalEnergies will therefore invest more than $400 million in the development of liquefied petroleum gas (LPG) for cooking.

In addition, to make clean cooking affordable for as many people as possible, the Company will develop the use of digital pay-as-you-cook technologies that allow customers to pay only as they use the LPG cylinder, rather than having to pay the full value of the cylinder volume up front.

According to the IEA1, more than 2.3 billion people worldwide do not have access to clean cooking solutions and still cook their meals on traditional stoves using wood and charcoal. As the IEA points, access to cleaner cooking fuels, such as LPG, helps:

▪	Improve people’s health thanks to better air quality, limiting the risk of respiratory complications and cardiovascular disease. Household air pollution is the second leading cause of premature death among women in sub-Saharan Africa.

▪	Reduce gender inequality by facilitating access to education, employment, entrepreneurship and, ultimately, financial independence for women. Clean cooking solutions represent a significant time-saver for people who would otherwise spend as much as 20 hours per week collecting wood for cooking purposes.

▪	Reduce CO2 emissions and deforestation. Universal access to clean cooking solutions would result in emission savings of up to 1.5 billion tons of CO2 equivalent by 2030 (of which 900 million tons in Africa) – equivalent to the CO2 emissions produced by the air and maritime industries in 2022 or the deforestation of forests the size of Ireland each year.

“We praise this initiative by the IEA, which TotalEnergies embraces to promote access to reliable, affordable and sustainable cooking solutions for as many people as possible, in line with the Company’s purpose” said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “By developing access to clean cooking in Africa and India, TotalEnergies aims to have a positive impact on the environment and on people’s health, while also helping to reduce gender inequalities in these regions. Clean cooking contributes to long-term social, economic and human development in a more sustainable way.”

The company is already a major player in the distribution of LPG in cylinders, with more than 50 million people in Africa and Asia benefiting already from a reliable and cleaner energy.

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1 www.iea.org : “Vision for Clean Cooking Access for All”, July 2023

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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